FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 30, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated April 30, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: April 30, 2003

FINANCIAL INFORMATION

Investor Relations:	Media Contact:
Francisco Garza	Francisco del Cueto
Phone: 81-81 73 55 00	Phone: 55-56 62 31 98
Fax: 81-81 73 55 08	Fax: 55-56 62 85 44
E- mail: fjgarza@savia.com.mx	e-mail: delcueto@mail.internet.com.mx

 Shareholders approved the sale of Seminis and
dividend payment

Monterrey, Mexico, April 30, 2003. Savia S.A. de C.V. (Savia) (BMV:SAVIA NYSE:VAI) announced today that in the extraordinary shareholders meeting that took place today, they approved the sale of the shares of its subsidiary Seminis Inc. to Fox Paine & Company, L.L.C. (Fox Paine) a private equity firm based on San Fransico, California. This transaction is subject to conditions established by the Letter of Intent signed on December 13th 2002.

In addition, they approved the payment of a cash dividend of U.S.$0.5338 dollars (zero point five three three eight dollar) per Savia's outstanding shares. This payment is subject to the suspensive condition for Savia to close the above mentioned transaction with Fox Paine.

. . .

Savia, S.A. de C.V. (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Seminis, a global leader in the production and marketing of fruit and vegetable seeds, Bionova, a company focused on the production, distribution and comercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Seminis, Inc. (www.seminis.com) is the world's largest developer, producer and marketer of vegetable seeds. The company uses seeds as the delivery vehicle for innovative agricultural technology. Its products are designed to reduce the need for agricultural chemicals, increase crop yield, reduce spoilage, offer longer shelf life, create better tasting foods and foods with better nutritional content. Seminis has established a worldwide presence and global distribution network that spans 150 countries and territories.